7/10

07025371

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cyrela Commercial Properties S.A. Empreendimentos e Partipacoes

*CURRENT ADDRESS Avenida Brigadeiro Faria Lima
nº 3.400, 14º andar
CEP 04538-132
São Paulo, Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 2 0 2007
THOMSON
FINANCIAL

FILE NO. 82- 35099

FISCAL YEAR 12/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: mAc

DAT : 7/18/07

082-35099

Terco Grant Thornton

ARIS
12-31-06

May 07, 2007
To Cyrela Commercial Properties S.A. Empreendimentos e Participações
Attn.: Mr. Saulo de Tarso Alves de Lara

Re.: Report of independent public accountants n. 2479-2007-7

(Translation of the report originally issued in Portuguese)

Dear Sir,

We hereby forward you the Combined and Consolidated Financial Statements as of March 31, 2007 and 2006, and December 31, 2006, 2005, and 2004 of Cyrela Commercial Properties Investimentos Imobiliários S.A., together with the report of independent public accountants.

Sincerely Yours,

J. André Viola Ferreira

JAVF/TP/EPO

Terco Grant Thornton

Cyrela Commercial Properties S.A. Empreendimentos e Participações and its controlled companies

Combined and Consolidated Financial Statements, together with the Report of Independent Public Accountants

March 31, 2007 and 2006, and
December 31, 2006, 2005, and 2004

Terco Grant Thornton

Report of independent public accountants

(The translation f the report originally issued in Portuguese. See note 20 to the financial statements)

To the management and shareholders of Cyrela Commercial Properties S.A. Empreendimentos e Participações:

1. We have audited the combined and consolidated balance sheets of Cyrela Commercial Properties S.A. Empreendimentos e Participações, as of March 31, 2007 and 2006, and December 31, 2006, 2005, and 2004, and the respective combined statements of income, changes in shareholders' equity, and changes in financial position corresponding to the quarters and years then ended, which were prepared under the responsibility of your management. Our responsibility is to express an opinion on those financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil. Those standards require that we plan and perform the audit, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the company and its controlled companies; examining, on a test basis, the evidences supporting the amounts and disclosures in the financial statements, and assessing the practices and significant estimates made by the management of the Company and its controlled companies, as well as the presentation of the individual and consolidated financial statements taken as a whole.

3. In our opinion the financial statements referred to above fairly represent, in all material aspects, the combined equity and financial position of Cyrela Commercial Properties S.A. Empreendimentos e Participações, as of March 31, 2007 and 2006, and December 31, 2006, 2005, and 2004, and the combined results of its operations, changes in its shareholders' equity, and changes in its financial position for the quarters and years then ended, in conformity with the accounting practices adopted in Brazil.

4. The combined financial statements mentioned in paragraph 1 were prepared due to the ownership structuring referred to in Note n. 1, taking as a premise that such regrouping had been adopted as from January 1, 2004, according to the criteria described in Note n. 2. The objective of the aforementioned financial statements is to provide readers with the complementary analysis on the operating performance of the Company, considering the implementation of the entire ownership structuring, even taking into account that such financial statements are not recorded in the official books of the Company.

5. The combined and consolidated statements of cash flow for the quarters ended March 31, 2007 and 2006, and for the years ended December 31, 2006, 2005, and 2004, which are herein presented in order to allow additional analyses, are not required according to the accounting practices adopted in Brazil. Such financial statements were submitted to the review procedures described in paragraph 2 above and, based on our review, we are not aware of any significant changes that must be made to such supplementary financial statements, so they are appropriately presented in connection with the combined, individual and consolidated financial statements taken as a whole.

São Paulo, April 30, 2007.

Terco Grant Thornton
Auditores Independentes

José André Viola Ferreira

Cyrela Commercial Properties S.A. Empreendimentos e Participações e sociedades controladas

Combined and consolidated balance sheets as of March 31, 2007 and 2006, and as of December 31, 2006, 2005, and 2004

(Translation of the report originally issued in Portuguese)

(In thousands of Reais, except when indicated otherwise)

LIABILITIES

	Notes	March 31 2007	March 31 2006	December 31 2006	December 31 2005	December 31 2004
Current liabilities:						
Accounts payable to suppliers	-	538	81	533	147	-
Taxes collectible	10	4,497	958	605	1,028	869
Accounts payable due to real estate acquisition	11	-	862	21,725	862	-
Payroll and related charges	-	190	292	150	197	163
Accounts payable to affiliated companies	12	83,316	776	1,493	805	1,722
Current accounts with venture partners	-	-	-	-	-	711
Advances from customers	-	751	3	751	-	-
Other accounts payable	-	-	392	701	324	207
Total current liabilities		89,292	3,364	25,958	3,363	3,672
Long-term liabilities:						
Accounts payable due to real estate acquisition	11	21,627	-	21,627	-	-
Revenues to be appropriated	-	1,042	1,315	1,032	1,130	655
Trade notes payable	13	2,753	4,785	5,028	4,689	4,268
Deferred income tax and social contribution tax	-	-	34	48	65	-
		25,422	6,134	27,735	5,884	4,923
Minority interest	16	33,120	9,236	34,158	9,306	9,398
Net shareholders' equity	16	311,126	152,924	280,417	153,151	144,041
Total liabilities and net sharesholders' equity		458,960	171,658	368,268	171,704	162,034

The explanatory notes are an integral part of these financial statements.

Cyrela Commercial Properties S.A. Empreendimentos e Participações e sociedades controladas

Combined statements of income for the quarters ended March 31, 2007 and 2006, and for the years ended December 31, 2006, 2005, and 2004

(Translation of the report originally issued in Portuguese)

(In thousands of Reais, except when indicated otherwise)

		March 31		December 31		
	Notes	2007	2006	2006	2005	2004
Gross operating revenues						
Real estate development and resale	-	-	406	-	4,533	6,578
Property rentals	-	15,730	9,107	52,784	36,537	26,076
Services provided and other revenues	-	486	336	2,255	1,690	1,663
Deductions from gross revenues	-	(597)	(447)	(1,925)	(1,914)	(1,474)
Net operating revenues		15,619	9,402	53,114	40,846	32,843
Costs of sales						
Of real estate sold	-	-	(136)	-	(3,026)	(3,966)
Of real estate rented	-	(2,834)	(1,651)	(7,357)	(7,139)	(5,575)
		(2,834)	(1,787)	(7,357)	(10,165)	(9,541)
Gross profit		12,785	7,615	45,757	30,681	23,302
Operating revenues (expenses)						
From sales	-	(115)	(207)	(513)	(730)	(459)
General and administrative	-	(1,994)	(1,322)	(5,815)	(5,384)	(5,564)
Management fees	-	(547)	(499)	(774)	(1,039)	(920)
Income from ownership:						
Amortization of goodwill and other income from investments	-	(757)	(31)	(4,374)	(47)	-
Financial expenses	-	(1,177)	(141)	(547)	(580)	(429)
Financial revenues	-	281	167	766	347	276
Other net operating revenues (expenses)	-	-	32	125	-	-
		(4,309)	(2,001)	(11,132)	(7,433)	(7,096)
Income before taxes (to be carried-forward)		8,476	5,614	34,625	23,248	16,206
Income tax and social contribution tax						
Deferred taxes		46	30	(48)	(65)	18
of the period	15	(738)	(491)	(1,869)	(1,595)	(669)
		(692)	(461)	(1,917)	(1,660)	(651)
Income before statutory profit sharing		7,784	5,153	32,708	21,588	15,555
Net income before minority profit sharing		7,784	5,153	32,708	21,588	15,555
Minority interest	-	(2,492)	(347)	(10,345)	(1,580)	(1,579)
Net income of the period		5,292	4,806	22,363	20,008	13,976

The explanatory notes are an integral part of these financial statements.

Cyrela Commercial Properties S.A. Empreendimentos e Participações e sociedades controladas

Combined statements of changes in shareholders' equity

for the quarters ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004

(Translation of the report originally issued in Portuguese)

(In thousands of Reais, except when indicated otherwise)

Balances as of December 31, 2003	126,632
Combined increase of merged equity assets	17,340
Combined income of the period	13,976
Proposed dividends	(13,907)
Balances as of December 31, 2004	144,041
Combined increase of merged equity assets	5,965
Combined income of the period	20,008
Proposed dividends	(16,863)
Balances as of December 31, 2005	153,151
Combined increase of merged equity assets	120,111
Combined income of the period	22,363
Proposed dividends	(15,208)
Balances as of December 31, 2006	280,417
Balances as of December 31, 2005	153,151
Combined increase of merged equity assets	70
Combined income of the period	4,806
Proposed dividends	(5,103)
Balances as of March 31, 2006	152,924
Balances as of December 31, 2006	280,417
Combined increase of merged equity assets	56,185
Advances for future capital increase reclassified to liabilities - portion belonging to Cyrela Commercial Properties S.A.	(25,118)
Advances for future capital increase reclassified to liabilities - portion belonging to other shareholders	(2,029)
Combined income of the period	5,292
Proposed dividends	(3,621)
Balances as of March 31, 2007	311,126

The explanatory notes are an integral part of these financial statements.

Cyrela Commercial Properties S.A. Empreendimentos e Participações e sociedades controladas

Combined statements of changes in financial position for the quarters ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004

(Translation of the report originally issued in Portuguese)

(In thousands of Reais, except when indicated otherwise)

	March 31		December 31		
	2007	2006	2006	2005	2004
Source of funds					
From operations					
Net income of the period	5,292	4,806	22,363	20,008	13,976
Expenses (revenues) not affecting working capital					
Depreciation and amortization of goodwill	2,317	444	3,738	1,677	1,893
Financial charges of long-term liabilities	532	-	339	421	363
	8,141	5,250	26,440	22,106	16,232
Funds applied in operations	(8,141)	(5,250)	(26,440)	(22,106)	(16,232)
From third parties					
Carry-over of long-term assets to current assets					
Financial investments	4,081	-	-	-	-
Accounts receivable	-	1,338	1,438	-	86
Affiliated companies	-	-	-	-	43,623
Property and equipment	-	-	-	-	2,485
Real estate accounts payable	-	-	21,627	-	-
Income from sales of real estate to be appropriated	10	185	-	475	11
Other accounts receivable	-	96	-	65	3
Increase in minority interest	-	-	24,852	-	-
From shareholders					
Capital increase	29,038	70	120,111	5,965	17,340
Capital increase due to mergers					
Total source of funds	33,129	1,689	168,028	6,505	63,548
Application of funds					
In operations	(8,141)	(5,250)	(26,440)	(22,106)	(16,232)
In long-term assets					
Financial investments	-	430	4,143	605	-
Accounts receivable	-	-	-	1,438	-
Affiliated companies	2,125	-	-	-	-
In investments	2,468	45	15,130	1,569	-
In fixed assets	88,363	1,101	175,789	4,384	63,311
Reduction in long-term liabilities	2,855	31	-	-	-
Reduction in minority interest	1,038	70	-	92	41
Other liabilities	-	-	115	-	18
Proposed/paid dividends and interest on equity reserve	3,621	5,103	15,208	16,863	13,907
Total application of funds	92,329	1,530	183,945	2,845	61,045
Increase (reduction) in net working capital	(59,200)	159	(15,917)	3,660	2,503

Changes in working capital	2007	2006	2006	2005	2004
Current assets					
At the end of the period	19,045	8,393	14,911	8,233	4,882
At the beginning of the period	14,911	8,233	8,233	4,882	5,532
	4,134	160	6,678	3,351	(650)
Current liabilities					
At the end of the period	89,292	3,364	25,958	3,363	3,672
At the beginning of the period	25,958	3,363	3,363	3,672	6,825
	63,334	1	22,595	(309)	(3,153)
Increase (reduction) in net working capital	(59,200)	159	(15,917)	3,660	2,503

The explanatory notes are an integral part of these financial statements.

Cyrela Commercial Properties S.A. Empreendimentos e Participações e sociedades controladas

Combined statements of cash flow for the quarters ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004

(Translation of the report originally issued in Portuguese)

(In thousands of Reais, except when indicated otherwise)

	March 31		December 31		
	2007	2006	2006	2005	2004
Cash flows from operating activities					
Net income of the period	5,292	4,806	22,363	20,008	13,976
Depreciation and amortizatin of goodwill	2,317	444	3,738	1,677	1,893
Interest, monetary variations and translation adjustments provisioned	532	96	339	421	363
	8,141	5,346	26,440	22,106	16,232
Changes in current and long-term assets and liabilities					
Increase (decrease) in financial investments	5,429	(1,144)	(4,515)	(1,252)	29
Decrease (increase) in accounts receivable	872	1,810	(766)	(2,804)	723
Decrease (increase) in current accounts of venture partners, net of portions classified in the liabilities	(566)	(90)	(1,011)	(832)	(3,340)
Decrease (increse) in real estate to be traded	-	192	277	(277)	-
Decrease (increase) in affiliated companies, net of portions classified in the liabilities	79,698	(29)	688	(917)	45,197
Decrease (increase) in other assets	(1,574)	20	(2,000)	(888)	(39)
Increase (decrease) in accounts payable due to the acquisition of real estate	(21,725)	-	42,490	862	(13)
and in income from sales of real estate to be appropriated	15	119	288	622	(7)
Increase (decrease) in taxes payable and deferred taxes	(1,791)	(31)	(17)	65	-
Increase (decrease) in taxes collectible	2,855	(70)	(423)	159	650
Increase (decrease) in other liabilities	(688)	166	1,081	151	(2,021)
Increase (decrease) in minority interest	(1,038)	(70)	24,852	(92)	(41)
Net cash and cash equivalents applied in operating activities	69,628	6,219	87,384	16,903	57,370
Investment activity cash flows					
Acquisition of fixed assets, net of write-offs	(88,363)	(1,101)	(175,789)	(4,384)	(60,826)
Acquisition of investments	(2,468)	(45)	(15,130)	(1,569)	-
Net cash and cash equivalents applied in investment activities	(90,831)	(1,146)	(190,919)	(5,953)	(60,826)
Fluxo de caixa das operações com sócios Cash flow of operations with partners					
Capital increase (decrease)	29,038	70	120,111	5,965	17,340
Dividends distributed	(3,621)	(5,103)	(15,208)	(16,863)	(13,907)
Net cash and cash equivalents applied in operations with partners:	25,417	(5,033)	104,903	(10,898)	3,433
Increase in cash and cash equivalents	4,214	40	1,368	52	(23)
Balances of cash and cash equivalents					
At the end of the period	5,786	244	1,572	204	152
At the beginning of the period	1,572	204	204	152	175
Increase in cash and cash equivalents	4,214	40	1,368	52	(23)

The explanatory notes are an integral part of these financial statements.

Cyrela Commercial Properties S.A. Empreendimentos e Participações e sociedades controladas

Combined statements of cash flow for the quarters ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004

(Translation of the report originally issued in Portuguese)

(In thousands of Reais, except when indicated otherwise)

	March 31		December 31		
	2007	2006	2006	2005	2004
Cash flows from operating activities					
Net income of the period	5,292	4,806	22,363	20,008	13,976
Depreciation and amortizatin of goodwill	2,317	444	3,738	1,677	1,893
Interest, monetary variations and translation adjustments provisioned	532	96	339	421	363
	8,141	5,346	26,440	22,106	16,232
Changes in current and long-term assets and liabilities					
Increase (decrease) in financial investments	5,429	(1,144)	(4,515)	(1,252)	29
Decrease (increase) in accounts receivable	872	1,810	(766)	(2,804)	723
Decrease (increase) in current accounts of venture partners, net of portions classified in the liabilities	(566)	(90)	(1,011)	(832)	(3,340)
Decrease (increse) in real estate to be traded	-	192	277	(277)	-
Decrease (increase) in affiliated companies, net of portions classified in the liabilities	79,698	(29)	688	(917)	45,197
Decrease (increase) in other assets	(1,574)	20	(2,000)	(888)	(39)
Increase (decrease) in accounts payable due to the acquisition of real estate	(21,725)	-	42,490	862	(13)
and in income from sales of real estate to be appropriated	15	119	288	622	(7)
Increase (decrease) in taxes payable and deferred taxes	(1,791)	(31)	(17)	65	-
Increase (decrease) in taxes collectible	2,855	(70)	(423)	159	650
Increase (decrease) in other liabilities	(688)	166	1,081	151	(2,021)
Increase (decrease) in minority interest	(1,038)	(70)	24,852	(92)	(41)
Net cash and cash equivalents applied in operating activities	69,628	6,219	87,384	16,903	57,370
Investment activity cash flows					
Acquisition of fixed assets, net of write-offs	(88,363)	(1,101)	(175,789)	(4,384)	(60,826)
Acquisition of investments	(2,468)	(45)	(15,130)	(1,569)	-
Net cash and cash equivalents applied in investment activities	(90,831)	(1,146)	(190,919)	(5,953)	(60,826)
Fluxo de caixa das operações com sócios Cash flow of operations with partners					
Capital increase (decrease)	29,038	70	120,111	5,965	17,340
Dividends distributed	(3,621)	(5,103)	(15,208)	(16,863)	(13,907)
Net cash and cash equivalents applied in operations with partners:	25,417	(5,033)	104,903	(10,898)	3,433
Increase in cash and cash equivalents	4,214	40	1,368	52	(23)
Balances of cash and cash equivalents					
At the end of the period	5,786	244	1,572	204	152
At the beginning of the period	1,572	204	204	152	175
Increase in cash and cash equivalents	4,214	40	1,368	52	(23)

The explanatory notes are an integral part of these financial statements.

Notes to the combined and consolidated financial statements for the quarters ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005, and 2004

(Amounts expressed in thousands of Reais, except when expressly stated otherwise)

1. Operating context

The companies in the consolidated financial statements that are herein presented include Cyrela Commercial Properties S.A. Empreendimentos e Participações ("Company") and its controlled companies. Their main activities are the administration of assets, the exploitation of shopping malls, the rental of owned commercial property, the rendering of management services, the management of contracts and other correlate agreements, as well as the interest held in other companies.

Constitution of Cyrela Commercial Properties S.A. Empreendimentos e Participações

The Company is a business corporation that was incorporated on April 11, 2007 through the split-off of Cyrela Brazil Realty S.A. Empreendimentos e Participações ("Cyrela Brazil Realty") as a result of an ownership restructuring that occurred, aiming at grouping the assets referring to the operation of income properties which were at Cyrela Brazil Realty, and that had initially been grouped at the subsidiary named Cyrela Comercial Properties Investimentos Imobiliários S.A.

The assets that were the subject matter of the split-off were totally subscribed and paid-in and correspond to the interest held by Cyrela Brazil Realty, the base date of which is December 31, 2006, in the subsidiary named Cyrela Comercial Properties Investimentos Imobiliários S.A.

The accounting value of Cyrela Brazil Realty's investment in Cyrela Comercial Properties Investimentos imobiliários S.A. was represented by 199,032,752 shares, corresponding to 92.5279% of the total capital and to the amount of R$228,223 of the net shareholders' equity of the subsidiary, a value that was initally paid-in the Company, as follows:

Assets	
Current assets	*11,495*
Investments in controlled companies	*147,693*
Investments in real estate investment funds	*71,87*
Goodwill to be amortized	*15,587*
Total assets	***246,654***

Liabilities	
Current liabilities	*1*
Total liabilities	***1***

Total net shareholders' equity	***R$246,653***
Interest held by Cyrela Brazil Realty	***92.5279%***
Total interest held by Cyrela Brazil Realty	***R$228,223***

The changes in equity occurred between the base date of the split-off - December 31, 2006 – and the date of the effective incorporation of the Company as of April 11, 2007, belongs to the Company and was thus directly recognized as profits reserve, derived from the businesses of its controlled companies.

2. Presentation of the combined and consolidated financial statements

Due to the fact that the corporate operations reflect an official income, substantially altered by the ownership structuring and incorporations performed up to April 12, 2007, the management, in order to better present the historic operating performance of such equity, prepared combined and consolidated financial statements as if the ownership structuring and incorporations had happened on January 1, 2004, for all of the ownership received as payment of capital that was, either directly or indirectly, under the same control of Cyrela Brazil Realty and, therefore, up to then, the financial statements reflect the operations of those companies in a combined manner.

In order to prepare such financial statements, the following premises were adopted:

- The initial balance of the combined equity in the amount of R$126,632 represents the portion of the assets received and under direct or indirect control of Cyrela Brazil Realty as of January 1, 2004;
- The later combined changes refer to increases in the assets, income earned, and profit sharing performed;
- The consolidation of the combined financial statements as of March 31, 2007 and 2006, and as of December 31, 2006, 2005, and 2004 was prepared by using the percentage of ownership that Cyrela Comercial Properties Investimentos Imobiliários S.A. holds in all of the Company's indirectly controlled companies, considering the commitment stemming from the "Private Instrument for Assuming the Liabilities related to the Celebration of the Protocol and Justification of Merger of Cyrela Comercial Properties Investimentos Imobiliários S.A. by Cyrela Commercial Properties S.A. Empreendimentos e Participações", which shall make viable, up to the date of the public offering of the Company's shares, the centralization of the indirect interest held in the controlled companies, in such a manner that those are the definitive percentages of interest held by the Company in such controlled companies (please refer to Note n. 4), as from the effective public offering of shares. Thus, the official net shareholders' equity was increased by the number of minority interest held by the controlled company, in the amount of R$81,270 (please refer to Note n. 16).

The objective of the combined financial statements is to provide readers with a complementary analysis of the Company's operating performance, considering the aforementioned ownership restructuring and reorganization.

The combined and consolidated financial statements must not be taken as a basis for the purpose of calculating dividends or any other corporate purposes other than providing comparative information on the Company's operating performance.

3. Main accounting practices

The financial statements were prepared in conformity with the accounting practices adopted in Brazil, consubstantiated with the Business Corporation Act and with the Brazilian Securities and Exchange Commission (CVM) standards and instructions. The main accounting practiced used in preparing the combined and consolidated financial statements are as follows:

a) Current and long-term assets

Cash and cash equivalents include cash funds in bank accounts or in financial investments, stated at cost increased by the income earned up to the balance sheet date, not exceeding their respective market value.

The securities include investments made in investment funds, stated at the value of the share on the balance sheet date minus the provision for adjusting their net realization value, when applicable.

The allowance for doubtful accounts was constituted with basis on the analysis of realization risks of the accounts receivable at an amount considered sufficient to cover fortuitous losses estimated for the realization of such credits.

The other assets are presented at their cost or realization value, including, when applicable, the earnings and monetary variations incurred.

b) Permanent assets

The fixed assets are recorded at their acquisition cost, net of depreciations recorded through the straight line method, considered compatible with the useful life span estimated for the assets, according to the rates mentioned in Note n. 8.

The investments in controlled companies and real estate investment funds were assessed by the equity accounting method.

The costs deriving from goodwill calculated for the acquisition of investments are amortized on a straight-line basis over 10 years, in conformity with the appraisal reports as referred to in Note n. 9.

c) Current and long-term liabilities

They are stated at known or calculable values, increased, when applicable, by the corresponding charges and monetary variations or translation adjustments incurred.

The income to be appropriated refers to a "res-sperata" credit for the commercialization of spaces in shopping malls, appropriated during the term of the contract, in indirectly controlled companies.

d) Determination and appropriation of income from real estate development and sales

The income from real estate sales is calculated by considering the contractual revenues increased by monetary variations up to the delivery of the keys and decreased by the following costs: expenditures with acquisition and regularization of land; direct and indirect costs related to construction and financial charges derived from financing construction work.

The income from real estate sales s appropriated by considering:

(i) credit sales of completed units: at the time in which the sale is made effective, regardless of the term for receiving the contractual value;

(ii) sales of units under construction, the income is appropriated in accordance with the criteria established by Resolution n. 963/03 of the Brazilian Federal Accounting Council (CFC).

1. Revenues from sales, the costs of land and of construction and the selling expenses inherent to the respective developments are appropriated to the income by using the method of the percentage of completion of each venture. Such percentage is measured in relation to the cost incurred contracted in connection with the total cost budgeted for the respective ventures, including the cost of the land;

2. Revenues from sales calculated, according to item (i), including monetary restatement, net of the installments already received, are accounted for as accounts receivable. Values received that exceed the revenues accounted for are recorded as advances from customers.

The pre-fixed interest, levied after the delivery of the keys, is appropriated to the income on an accrual basis, regardless of having been received, or not.

e) Income tax and social contribution on net income

Income tax and social contribution tax are calculated in compliance with the criteria established by the tax legislation in force: they are calculated at the regular rates of 15% (increased by and additional 10% rate) for income tax and 9% for social contribution tax. As allowed by the tax legislation, companies the prior year's annual billing of which has been lower than R$48,000, may elect the presumed profit tax system, therefore, certain controlled companies have elected to do so. The income tax basis for such companies is calculated at 32% for revenues from rentals (8% for revenues from real estate sales) and the social contribution tax basis is calculated at 32% for revenues from rentals (12% for revenues from real estate sales) and 100%, for both taxes when the revenues derive from financial revenues, over which the regular rates of the respective taxes are applied.

f) Use of estimates

When preparing the financial statements, it is necessary to use estimates in order to account for certain assets, liabilities, and other operations. The financial statements therefore include several estimates referring to the selection of the useful life of the fixed assets, to the provisions necessary for contingent liabilities, to the determination of provisions for taxes, for budgeted costs, for appropriation of sales expenses, for amortization of goodwill, and other similar provisions. The actual income may present variances with regards to the estimates.

g) Net income per share

Net income per share is calculated with basis on the quantity of shares existing as of balance sheet dates.

h) Statements of cash flow (supplementary information)

In order to provide additional information, the Company is presenting the statements of cash flow, prepared in conformity with the Accounting Standards and Procedures (NPC) n. 20 issued by the Brazilian Institute of Independent Public Accounts (IBRACON).

4. Combined and consolidated financial statements

The consolidated financial statements were prepared in conformity with the consolidation principles set forth in the Brazilian corporate legislation and provided for by Instruction CVM n. 247/96 and comprise the financial statements of Cyrela Commercial Properties S.A. Empreendimentos e Participações and its controlled companies (either individually controlled or under shared control) and Real Estate Investment Funds.

The accounting practices were consistently applied to each and every consolidated company.

The current accounts, revenues and expenses between consolidated companies, and the income not realized, as well as the investments, of which we highlight the minority interest, were eliminated from the consolidated financial statements.

With regards to the companies and investment funds in which the controlling company holds more than 50% ownership and does not have a clause for shared management, the financial statements were integrally consolidated, and the minority interest was recorded. As for the interest held in companies and real estate investment funds under shared control, in which the indirect control is 50% or less, the financial statements are proportionally consolidated.

Below are the percentages used in the combined consolidation of the ownership percentages held by the Company in its controlled companies, taking into account the event described in Note. 19:

	% - Interest held				
Company	**03/31/07**	**03/31/06**	**12/31/06**	**12/31/05**	**12/31/04**
Fundo ABC Plaza Shopping (1)	53.44% (c)	37.46% (b)	53.44% (a)	37.46% (b)	37.46% (b)
Fundo Brasílio Machado (1)	50.00% (b)	50.00% (b)	50.00% (b)	50.00% (b)	50.00% (b)
Fundo Centro Têxtil Internacional (1)	49.23% (b)	49.22% (b)	49.23% (b)	49.10% (b)	48.71% (b)
Fundo JK (1)	62.55% (c)	62.50% (a)	62.55% (a)	62.50% (a)	62.50% (a)
BR Realty Administração e Locação Ltda. (2)	99.99% (a)	99.99% (a)	99.99% (a)	99.99% (a)	99.99% (a)
BRX Administração de Shopping Centers Ltda. (3)	99.99% (a)	99.99% (a)	99.99% (a)	99.99% (a)	49.99% (b)
Millenium de Investimentos Imobiliários Ltda. (4)	99.95% (a)	99.99% (a)	99.95% (a)	99.99% (a)	99.99% (a)
Camargo Correa Cyrela Paulista - 1230 Empreendimentos Imobiliários Ltda. (5)	50.00% (b)	-	50.00% (b)	-	-
Arraial do Cabo Empreendimentos Imobiliários Ltda. (6)	100.00% (a)	-	-	-	-
Hatiha Comercial Imobiliária Ltda. (7)	100.00% (a)	-	-	-	-

(a) *Integral consolidation;*

(b) *Proportional consolidation;*

(c) *Integral consolidation for the exclusive purpose of the combined financial statements – the official financial statements were proportionally consolidated.*

The Company's directly and indirectly controlled companies, and those under shared control, have the following main operations

1) **Cyrela Comercial Properties Investimentos Imobiliários S.A. (company to be merged, as described in Note n. 19)**

   The above-mentioned company has direct interest held in Shopping D and in the following real estate investment funds: Financial Center (refers to the interest held in the Financial Center condominium), ABC Plaza Shopping and JK (refers to the interest held in ABC Plaza Shopping Mall), Centro Têxtil Internacional (refers to the interest held in ITM-Expo Shopping Mall), and Brasílio Machado (refers to the interest held in the Brasílio Machado condominium).

2) **Brazil Realty Administração e Locação Ltda.**

   It owns completed real estate units under lease, which are: Cenesp, Condomínio Verbo Divino, Condomínio Brasilinvest, and real estate under construction to be leased, which is: The City.

3) **BRX Administração de Shopping Centers Ltda.**

   Activities related to the management of commercial property and shopping malls.

4) **Millenium de Investimentos Imobiliários Ltda.**

   Its main activity is the rental of commercial properties located in São Paulo, which are: Corporate Park, Faria Lima Financial Center, and Faria Lima Square.

5) **Camargo Correa Cyrela Paulista - 1230 Empreendimentos Imobiliários Ltda.**

   It owns a plot of land called Matarazzo, which will be the subject matter of a commercial venture development along with a shopping mall development.

6) **Arraial do Cabo Empreendimentos Imobiliários Ltda.**

   Two of its commercial income properties are at their construction work completion phase, one located in the City of São Paulo (Berrini region) and another in the City of Rio de Janeiro (Barra da Tijuca region). In addition to that, it also owns a property recently acquired, which is available for rent.

7) **Hatiha Comercial Imobiliária Ltda.**

   It owns three leased industrial sheds located in the metropolitan region of São Paulo.

5. Cash and cash equivalents and financial investments

Cash and cash equivalents substantially refer to bank balances and the financial investments refer to Bank Deposit Certificates (CDBs) and fixed income funds that are remunerated at rates that are equivalent to those of Interbank Deposit Certificates (CDIs), which are in normal market conditions and rates:

	March 31		*December 31*		
Cash and cash equivalents	***2007***	***2006***	***2006***	***2005***	***2004***
Cash	*6*	*4*	*1,124*	*115*	*3*
Current bank accounts	*5,780*	*240*	*448*	*89*	*149*
	5,786	***244***	***1,572***	***204***	***152***
Financial investments	***1,896***	***3,954***	***7,325***	***2,810***	***1,558***
Short term	***1,229***	***2,919***	***2,577***	***2,205***	***1,558***
Long term	***667***	***1,035***	***4,748***	***605***	***-***

6. Securities

They correspond to an ownership equivalent to 8.06% held in Fundo Financial Center de Investimento Imobiliário, represented by 3,125,629 shares:

	March 31		*December 31*		
Description	***2007***	***2006***	***2006***	***2005***	***2004***
Fundo Financial Center de Investimento Imobiliário	*3.125.629*	*3.125.629*	*3.125.629*	*-*	*-*

7. Accounts receivable

They are represented by the following items:

	March 31		*December 31*		
Description	***2007***	***2006***	***2006***	***2005***	***2004***
Sales agreements	*-*	*1,218*	*-*	*2,100*	*9*
Rentals	*6,822*	*4,496*	*8,105*	*4,793*	*4,201*
Assignment of use	*338*	*226*	*338*	*321*	*35*
Management services	*573*	*37*	*162*	*161*	*171*
Allowance for doubtful accounts	*(2,032)*	*(1,980)*	*(2,032)*	*(1,568)*	*(1,413)*
Total	***5,701***	***3,997***	***6,573***	***5,807***	***3,003***
Short term	***5,701***	***3,897***	***6,573***	***4,369***	***3,003***
Long term	***-***	***100***	***-***	***1,438***	***-***

8. Net property and equipment

They are represented by the following items:

Description	% - Annual depreciation rate	March 31 2007	March 31 2006	December 31 2006	December 31 2005	December 31 2004
Land	-	238,688	39,861	103,995	39,769	34,360
Buildings and constructions	1.2308 to 4% (1)	174,445	126,711	231,054	126,602	128,198
Machinery and equipment	10%	179	175	179	175	175
Furniture and fixtures	10%	22	21	22	21	21
Software and hardware	20%	2	-	-	-	-
Third-party leasehold improvements	4%	995	-	-	-	-
Trade marks, patents and rights	-	5	5	5	5	5
Facilities	10%	26	26	26	26	26
Date processing equipment	20%	26	19	26	19	15
Construction in progress	-	27,447	7,200	18,009	6,290	3,607
Subtotal		**441,835**	**174,018**	**353,316**	**172,907**	**166,407**
(-) Accumulated depreciation		**(22,281)**	**(13,424)**	**(20,294)**	**(13,001)**	**(9,255)**
Total		**419,554**	**160,594**	**333,022**	**159,906**	**157,152**

(1) The estimate of the remaining useful life of certain income properties was reviewed in 1997, based on a certificate issued by an independent expert.

Total property and equipment may be thus distributed per segment:

	March 31 2007	March 31 2006	December 31 2006	December 31 2005	December 31 2004
Corporate buildings	297,169	94,846	218,076	94,704	91,081
Shopping malls	117,219	71,971	117,231	71,913	71,717
Construction work in progress	27,447	7,200	18,009	6,290	3,607
(-) Accumulated depreciation	(22,281)	(13,423)	(20,294)	(13,001)	(9,253)
Total	**419,554**	**160,594**	**333,022**	**159,906**	**157,152**

9. Goodwill to be amortized in indirectly controlled companies

The balance of goodwill to be amortized in the consolidated financial statements refers to the interest held by the controlled company in the Fundo de Investimento Imobiliário ABC Plaza Shopping, set forth in 2006, and in Hatiha Comercial Imobiliária Ltda., set forth in 2007, the amortization of which shall occur over the period of 10 years, according to the appraisal reports or whenever such investments are sold.

10. Taxes and contributions collectible

They are represented by:

	March 31		December 31		
	2007	**2006**	**2006**	**2005**	**2004**
PIS[1]	*381*	*27*	*22*	*51*	*22*
COFINS[2]	*1,745*	*125*	*90*	*232*	*101*
ISS[3]	*47*	*26*	*49*	*47*	*44*
IRPJ[4]	*1,538*	*347*	*323*	*385*	*358*
CSLL[5]	*758*	*138*	*130*	*153*	*153*
Other taxes	*28*	*295*	*(9)*	*160*	*191*
Total	***4,497***	***958***	***605***	***1,028***	***869***

11. Accounts payable due to real estate acquisition

They mainly refer to commitments undertaken due to the acquisition of a plot of land at Av. Paulista (Matarazzo) on December 28, 2006 for future development of real estate ventures. The debit balance was partially settled in the first quarter with the maturity of a specific installment. The balance as of March 31, 2007 will be settled upon assuming the commitment of accord and satisfaction of autonomous units to be built. Such value is represented at the cost of the construction work to be incurred in the proportion of the units exchanged and their amortization shall occur upon the acquisition of input for construction, to be executed between March 2008 and March 2011.

12. Transactions with affiliated companies

The amounts receivable and payable substantially represent loan contracts with affiliated companies. Financial charges are not levied on the loans granted and obtained, as agreed upon by the parties involved.

[1] PIS - Employees' Profit Participation Program;
[2] COFINS - Tax for Social Security Financing;
[3] ISS - Services Tax;
[4] IRPJ - Corporate Income Tax;
[5] CSLL - Social Contribution on Net Income.

The balances of the controlling company derive from operations performed by the former controlling company of Cyrela Comercial Properties Investimentos Imobiliários S.A., absorbed by the Company through the split-off referred to in Note n. 1 and its corresponding approval as of April 11, 2007:

Assets

	March 31		*December 31*		
Description	***2007***	***2006***	***2006***	***2005***	***2004***
Cyrela Imobiliária Ltda.	*661*	-	-	-	-
Cyrela Brazil Realty	*770*	-	-	-	-
Cybra de Investimentos Imobiliários Ltda.	*383*	-	-	-	-
Cyrela Investimentos e Participações Ltda.	*311*	-	-	-	-
Total	***2,125***	-	-	-	-

Liabilities

Description	***2007***	***2006***	***2006***	***2005***	***2004***
Cyrela Imobiliária Ltda.	*6.153*	-	-	-	-
Cyrela Brazil Realty	*76.495*	*776*	*1.493*	*805*	*1.722*
Cyrela Comercial Imobiliária Ltda.	*24*	-	-	-	-
Cybra de Investimentos Imobiliários Ltda.	*132*	-	-	-	-
Cyrela Investimentos e participações Ltda.	*116*	-	-	-	-
RJZ Engenharia Ltda.	*37*	-	-	-	-
Cyrela Participações e empreendimentos Ltda.	*3*	-	-	-	-
Expand de Investimentos Imobiliários Ltda.	*68*	-	-	-	-
Option de Investimentos Imobiliários Ltda.	*1*	-	-	-	-
Century de Investimentos Imobiliários Ltda.	*3*	-	-	-	-
CZ6 Empreendimentos Comerciais Ltda.	*1*	-	-	-	-
George Zausner	*8*	-	-	-	-
Cyrela Roraima Empreendimentos Imobiliários Ltda.	*275*	-	-	-	-
Total	***83,316***	***776***	***1,493***	***805***	***1,722***

Predominantly, the current account balance (liabilities) stems from acquisition of a Plot of Land located in Alphaville and at Av. Paulista (Matarazzo), which were financed by Cyrela Brazil Realty.

13. Taxes payable

They are represented by tax debits related to the period between January 1999 and February 2001, derived from litigations relative to COFINS and CSLL levy for companies that do not have any employees. Such litigations have had their rightful claim temporarily suspended. The portion referring to 1999 was settled during the 1st quarter of 2007.

14. Contingencies

During the normal course of its businesses, the Company and its controlled companies are exposed to certain contingencies and risks, which include tax claims under discussion.

The management adopts as a criterion to record provisions for contingencies based on assessments of probable loss risks. The assessment of events considered as possible loss risks are disclosed when: a) the estimated value for the outcome of the event is considered significant; or b) the value cannot be reasonably estimated. The assessment of remote loss risks are not recorded nor disclosed.

The tax returns of the controlling company and its controlled companies are subject to being reviewed by, and final acceptance from, tax authorities, during a prescriptive period of 5 years. Other tax and social security liabilities referring to variable periods of time are also subject to be examined by, and to the final approval from, tax authorities.

15. Income tax and social contribution tax

Income tax and social contribution tax charges are summarized as follows:

	March 31		*December 31*		
Calculation system	***2007***	***2006***	***2006***	***2005***	***2004***
Taxable income	-	-	-	-	-
Income tax	-	-	*(33)*	-	-
Social contribution tax	-	-	*(20)*	-	-
	-	-	*(53)*	-	-
Presumed profit					
Income tax	*(523)*	*(353)*	*(1,321)*	*(1,152)*	*(458)*
Social contribution tax	*(215)*	*(137)*	*(495)*	*(443)*	*(211)*
	(738)	***(491)***	***(1,816)***	***(1,595)***	***(669)***
Total	***(738)***	***(491)***	***(1,869)***	***(1,595)***	***(669)***

16. Net shareholders' equity

a) Equity assets

They are represented by the equity assets provided by the Company and its controlled companies according to the changes occurred in the historic individual financial statements, increased by the minority interest of Cyrela Comercial Properties Investimentos Imobiliários S.A., considering the merger commitment mentioned in Note n. 19, as follows:

Description	***Amount***
Company's official net shareholders' equity	*229,856*
Net minority assets to be merged, according to Note n. 19	*81,270*
Total combined net shareholders' equity	***311,126***

b) Reconciliation of minority interest

Minority interest refers to those with interest held in Cyrela Comercial Properties de Investimentos Imobiliários S.A. and other minority shareholders that have interest held in indirectly controlled companies. The minority shareholders of the directly controlled company have a merger commitment as described in Note n. 19; thus, the following have been considered in the combined assets:

Description	
Minority participating in the official consolidated financial statements	*54,448*
Reduction due to proportional consolidation of Fundo de Investimento JK and ABC Plaza, which were proportionally consolidated in the official financial statements and integrally consolidated in the combined financial statements	
Minority shareholders with indirect interest held	*(11,328)*
Minority shareholders' remaining portion	***33,120***

17. Financial instruments

The estimated realization values of the Company's financial assets and liabilities were determined by means of information available in the market and appropriate assessment methodologies, established by the management.

Nevertheless, a great deal of judgment was required to interpret the market data in order to produce an estimate of the most appropriate realization value. As a result, the following estimates do not necessarily indicate the amounts that may be realized in the current exchange market. The use of different market methodologies may have a material effect on the estimated realization values:

a) Comments on risks

- **Credit risks:** the operations of the Company comprise the management of income property rental, either in shopping malls or commercial buildings, and they are all ruled by specific contracts. The Company adopts specific selection and analysis procedures for the client portfolio, aiming at avoiding losses due to dishonor;
- **Interest rate risks:** the balances maintained with affiliated companies are not subject to financial charges.

b) Valuation of financial instruments

They are described below and so are the criteria for their valuation:

- **Cash and cash equivalents and financial investments (Note n. 5):** the balances in current accounts maintained at banks have their market values identical to the accounting balances. The market value for financial investments was calculated with basis on the market quoted value of such notes on the base date of the balance sheet. The rates agreed upon reflect the usual market conditions and do not generate losses when anticipated redemptions are made;
- **Securities (Note n. 6):** the market value of the investment in Financial Center de Investimento Imobiliário, in the consolidated financial statements, calculated with basis on the market value of its assets, totals R$3,788, presenting a plus value of 44.32% in relation to its accounting value;

- **Investments in controlled companies (Note n. 9)**: the investments in controlled companies are not listed in the stock exchange, so there are not enough premises in order to attribute their market value. The variance in market value in relation to the accounting value of the investments made in real estate investment funds (indirect investment made through Cyrela Comercial Properties Investimentos Imobiliários Ltda. (Note n. 2), calculated with basis on the market value of its assets are as follows:

Balances as of March 31, 2007

Real estate investment fund	*Accounting Value*	*Market value*	*Plus value*
JK de Investimento Imobiliário	*15,686*	*24,737*	***(9,051)***
Brasílio Machado de Investimento Imobiliário	*6,014*	*11,200*	***(5,186)***
ABC Plaza Shopping	*28,335*	*88,687*	***(60,352)***
Fundo CTI	*20,048*	*23,848*	***(3,800)***
Total	***70,083***	***148,472***	***(78,389)***

Balances as of March 31, 2006

Real estate investment fund	*Accounting Value*	*Market value*	*Plus value*
JK de Investimento Imobiliário	*15,393*	*24,344*	***(8,951)***
Brasílio Machado de Investimento Imobiliário	*6,330*	*11,200*	***(4,870)***
ABC Plaza Shopping	*19,548*	*61,425*	***(41,877)***
Fundo CTI	*20,035*	*23,844*	***(3,809)***
Total	***61,306***	***120,813***	***(59,507)***

Balances as of December 31, 2006

Real estate investment fund	*Accounting Value*	*Market value*	*Plus value*
JK de Investimento Imobiliário	*15,580*	*24,363*	***(8,783)***
Brasílio Machado de Investimento Imobiliário	*6,350*	*11,200*	***(4,850)***
ABC Plaza Shopping	*28,465*	*87,735*	***(59,270)***
Fundo CTI	*20,717*	*23,848*	***(3,131)***
Total	***71,112***	***147,146***	***(76,034)***

Balances as of December 31, 2005

Real estate investment fund	*Accounting Value*	*Market value*	*Plus value*
JK de Investimento Imobiliário	*15,503*	*24,344*	***(8,841)***
Brasílio Machado de Investimento Imobiliário	*6,350*	*11,200*	***(4,850)***
ABC Plaza Shopping	*20,211*	*61,425*	***(41,214)***
Fundo CTI	*20,283*	*23,844*	***(3,561)***
Total	***62,347***	***120,813***	***(58,466)***

Balances as of December 31, 2004

Real estate investment fund	*Accounting Value*	*Market value*	*Plus value*
JK de Investimento Imobiliário	*15,664*	*21,110*	***(5,446)***
Brasilio Machado de Investimento Imobiliário	*6,468*	*12,425*	***(5,957)***
ABC Plaza Shopping	*20,735*	*54,495*	***(33,760)***
Fundo CTI	*20,007*	*21,840*	***(1,833)***
Total	***62,874***	***109,870***	***(46,996)***

- **Obligations related to real estate acquisition (Note n. 10):** they are the estimated market values for the obligations in connection with long-term acquisition of properties, deriving from the construction commitment of the exchanges agreed upon, based on the estimate of the expenditures related to the construction work of such units.

The Company and its controlled companies do not make speculative investments in derivatives or any other risk assets, so that as of April 12, 2007 there are not any active derivative contracts in the Company.

18. Insurance (unaudited)

The Company's controlled companies adopt the policy of hiring insurance coverage for the assets that are subject to risks at amounts considered by the management as sufficient to cover fortuitous losses, considering the nature of the Company's activities. The risk premises adopted, due to their nature, do not integrate the audit scope for the financial statements; consequently, they have not been audited by our independent public accountants. The insurance policies in effect and the premiums were duly paid. We took into account that we have a risk management program that aims at establishing the limits of the risks, seeking in the market coverage that is compatible with our size and operations and our insurance coverage is consistent with those of other companies of similar dimension that operate in the sector.

The insurance covers:

	March 31		*December 31*		
Operating risks:	***2007***	***2006***	***2006***	***2005***	***2004***
Sundry risks: fire	*2,627*	*2,627*	*2,627*	*2,627*	*2,627*
Sundry risks: rent	*838*	*838*	*838*	*838*	*838*
Sundry risks: other	*288*	*288*	*288*	*288*	*288*
Structure and fire, shopping malls	*163,000*	*163,000*	*163,000*	*163,000*	*163,000*
Structure and fire, corporate buildings	*243,705*	*155,955*	*223,455*	*223,455*	*223,455*

19. Subsequent events

As provided for by the "Proposal and justification for the split-off of Cyrela Brazil Realty S.A.", dated March 14, 2007, approved at the extraordinary general meeting held on April 11, 2007, which originated the incorporation of Cyrela Commercial Properties S.A. Empreendimentos e Participações (Company), with the purpose of obtaining the registration of an open company and promote the admission of negotiating the shares issued by it in the New Market.

In order to accomplish such process, the management of the Company and of Cyrela Comercial Properties Investimentos Imobiliários S.A. have entered into the "Private Instrument for Assuming the Liabilities related to the Celebration of the Protocol and Justification of Merger of Cyrela Comercial Properties Investimentos Imobiliários S.A. ", which shall make viable, up to the date of the public offering of the Company's shares, the centralization of ownership.

Thus, considering the agreement signed, the Company would hold 100.00% of Cyrela Comercial Properties Investimentos Imobiliários S.A.

20. Explanation added to the translation into the English version

The accompanying financial statements were translated into the English version from those statements prepared for local purposes. Certain accounting practices applied by the Company that conform to those accounting practices adopted in Brazil may not conform to the generally accepted accounting principles in the countries where these financial statements may be used.

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Job : 3196
Date: 7/18/2007
Time: 5:38:52 PM

END